                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 11)(1)

                              UNITED CAPITAL CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $0.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   909912 10 7
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 10, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         Note.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

---------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------------                        ----------------------------
CUSIP No. 909912 10 7                13D                       Page 2 of 5 Pages
----------------------------                        ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     A.F. PETROCELLI
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   9,227,582 (1)
  OWNED BY    -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               9,227,582 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     9,227,582 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     76.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes presently  exercisable  options or options  exerciseable within 60 days of January 10, 2006 to purchase an aggregate  of  3,712,134  shares of
     Common Stock.  Also includes  1,000,000 shares held by Beverly  Petrocelli, the wife of A.F.  Petrocelli.  Such shares may be deemed to be beneficially owned  by  Beverly  Petrocelli  and  A.F  Petrocelli  disclaims  beneficial ownership of the shares held by Beverly Petrocelli.

----------------------------                        ----------------------------
CUSIP No. 909912 10 7                13D                       Page 3 of 5 Pages
----------------------------                        ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     BEVERLY PETROCELLI
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   9,227,582 (1)
  OWNED BY    -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               9,227,582 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     9,227,582 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     76.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes 8,227,582 shares held by A.F. Petrocelli (which includes presently exercisable  options to purchase an aggregate of 3,712,134 shares of Common
     Stock).  Such  shares  may be  deemed  to be  beneficially  owned  by  A.F.
     Petrocelli and Beverly  Petrocelli  disclaims  beneficial  ownership of the shares held by A.F. Petrocelli.

----------------------------                        ----------------------------
CUSIP No. 909912 10 7                13D                       Page 4 of 5 Pages
----------------------------                        ----------------------------

                                  SCHEDULE 13D
                               (Amendment No. 11)
                                 relating to the
                          Common Stock, $.10 par value
                                       of
                              United Capital Corp.

         This  Amendment  No. 11 amends the Schedule 13D dated January 20, 1994,
(the "Schedule 13D"), filed by A.F. Petrocelli ("Mr.  Petrocelli") and his wife,
Beverly  Petrocelli  ("Mrs.  Petrocelli").  This  Amendment  No. 11 reflects (i)
certain options to purchase Common Stock becoming  presently  exercisable,  (ii)
the sale by the Attilio and Beverly Petrocelli Foundation (the "Foundation"),  a
non-for-profit  charitable  organization,  whose  directors  consist  of certain
Petrocelli Family members including A.F. Petrocelli and Beverly  Petrocelli,  of
299,100 shares since the last Schedule 13D Amendment filed by Mr. Petrocelli and
Mrs.  Petrocelli (iii) the change in the number of shares of outstanding  Common
Stock of the Issuer as the result of the exercise of stock options and buy-backs of the Issuer's  Common Stock including a recently  consummated  "Dutch Auction"
self tender offer, in which the Issuer purchased approximately 544,000 shares of
Common Stock.  The items specified below are hereby amended and  supplemented as specified herein.

         Item 5. INTEREST IN  SECURITIES  OF THE ISSUER.  Item 5 of the Schedule
13D is hereby amended and supplemented by adding the following:

         Since the last filing of a Schedule 13D Amendment by Mr. Petrocelli and
Mrs.  Petrocelli,  the  Foundation  has sold  299,100  shares  of  Common  Stock including 216,800 shares in the recently consummated "Dutch Auction" self-tender offer in which the Issuer  purchased  216,800 shares held by the Foundation at a purchase price of $24.50 per share.

         In 2005,  options to purchase an aggregate of 351,333  shares of Common
Stock held by Mr. Petrocelli became presently exercisable.

         A.F.  Petrocelli  and  Beverly  Petrocelli  may  be  deemed  to be  the beneficial  owners of the shares held by the other for purposes of Rule 13d-3 of the Exchange Act. A.F. Petrocelli  disclaims  beneficial ownership of the shares

----------------------------                        ----------------------------
CUSIP No. 909912 10 7                13D                       Page 5 of 5 Pages
----------------------------                        ----------------------------

held by Beverly Petrocelli and Beverly Petrocelli disclaims beneficial ownership of the shares held by A.F. Petrocelli.

         As a result of these  transactions,  Mr. Petrocelli may be deemed to be the beneficial  owner of 9,227,582  shares of Common Stock  including  presently exercisable  options to purchase 3,712,134 shares of Common Stock,  representing approximately  76.9%  of  the  outstanding  Common  Stock  of the  Issuer.  Such percentage is based upon the amount of outstanding Common Stock of the Issuer as reported  in its Form 10-Q for the nine  months  ended  September  30, 2005 (the
"10-Q") after deducting  approximately 544,000 shares of Common Stock which were recently  purchased  as a result of the "Dutch  Auction"  self-tender  offer and adding an additional 95,000 shares as a result of the exercise of stock options.
Such amount does not include shares held by the adult children and grandchildren of Mr. Petrocelli but does include  1,000,000 shares held by Mrs.  Petrocelli as to all of which Mr. Petrocelli disclaims beneficial  ownership.  Mrs. Petrocelli may be deemed to be the  beneficial  owner of  9,227,582  shares of Common Stock representing  approximately 76.9% of the outstanding Common Stock of the Issuer.
Such  percentage  is based upon the amount of  outstanding  Common  Stock of the
Issuer as reported in the 10-Q after deducting  approximately  544,000 shares of
Common Stock which were  recently  purchased as a result of the "Dutch  Auction"
self-tender  offer and  adding an  additional  95,000  shares as a result of the exercise of stock options. Such amount does not include shares held by the adult children or grandchildren of Mrs.  Petrocelli but does include  8,227,582 shares held by Mr. Petrocelli (which includes presently exercisable options to purchase
3,712,134  shares)  as to all of  which  Mrs.  Petrocelli  disclaims  beneficial ownership.
                                   SIGNATURES
                                   ----------

         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated:   January 11, 2006

                                                  /s/ A.F. Petrocelli
                                                  ------------------------------
                                                  A.F. Petrocelli

                                                  /s/ Beverly Petrocelli
                                                  ------------------------------
                                                  Beverly Petrocelli